Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-170622

Investor Presentation

April 10, 2012

Executing on Growth

Forward-looking Statements and Further Information

When used in this presentation and in documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will,” “should,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to First PacTrust Bancorp, Inc.’s (“BANC,” “First PacTrust,” the “Company,” “we,” “us” or “our”) future financial performance, strategic plans or objectives, revenue, expense or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the stock purchase agreement for the Company’s pending acquisition of Gateway Bancorp or the merger agreement for the Company’s pending acquisition of Beach Business Bank; (ii) the inability to complete the Gateway Bancorp or Beach Business Bank transaction due to the failure to satisfy each transaction’s respective conditions to completion, including the receipt of regulatory approvals; (iii) risks that the Gateway Bancorp or Beach Business Bank transactions disrupt current plans and operations, the potential difficulties in customer and employee retention as a result of the pending transactions and the amount of the costs, fees, expenses and charges related to the proposed transactions; (iv) continuation or worsening of current recessionary conditions, as well as continued turmoil in the financial markets; (v) the credit risks of lending activities, which may be affected by further deterioration in the real estate markets, may lead to increased loan delinquencies, losses and nonperforming assets in our loan portfolio, and may result in our allowance for loan losses not being adequate to cover actual losses and require us to materially increase our loan loss reserves; (vi) the quality and composition of our securities portfolio; (vii) changes in general economic conditions, either nationally or in our market areas; (viii) changes in the levels of general interest rates, and the relative differences between short- and long-term interest rates, deposit interest rates, our net interest margin and funding sources; (ix) fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in commercial and residential real estate values in our market area; (x) results of examinations of us by regulatory authorities, and the possibility that any such regulatory authority may, among other things, require us to increase our allowance for loan losses, write-down asset values, increase our capital levels, or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; (xi) legislative or regulatory changes that adversely affect our business, including changes in the interpretation of regulatory capital or other rules; (xii) our ability to control operating costs and expenses; (xiii) staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges; (xiv) errors in our estimates in determining fair value of certain of our assets, which may result in significant declines in valuation; (xv) the network and computer systems on which we depend could fail or experience a security breach; (xvi) our ability to attract and retain key members of our senior management team; (xvii) costs and effects of litigation, including settlements and judgments; (xviii) increased competitive pressures among financial services companies; (xix) changes in consumer spending, borrowing and saving habits; (xx) adverse changes in the securities markets; (xxi) earthquake, fire or other natural disasters affecting the condition of real estate collateral; (xxii) the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions; (xxiii) inability of key third-party providers to perform their obligations to us; (xxiv) changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board or their application to our business or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; (xxv) war or terrorist activities; and (xxvi) other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described from time to time in documents that we file with or furnish to the SEC. You should not place undue reliance on forward-looking statements, and First PacTrust undertakes no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made The Company has filed registration statement File No. 333-170622 (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents incorporated by reference therein that the Company has filed with the SEC for more complete information about the Company and the offering. Investors may obtain these documents without charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the prospectus relating to the offering may be obtained from the Company or Sandler O’Neill + Partners, L.P., 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, (866) 805-4128. This presentation includes certain non^GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non^GAAP financial measures to GAAP financial measures are provided at the end of the presentation. Investors are urged to consider carefully the comparable GAAP measures and the reconciliations to those measures provided.

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Executing on Growth

Summary of Offering

Type: Senior Notes Maturity: , 2020 Redemption: 3 year no-call period Redemption Price: Par plus accrued interest Day Count: 30/360 Listing: NASDAQ Global Market Denomination: $25 multiples Use of Proceeds: For possible acquisitions, support of organic growth, investments in, or extensions of credit to, First PacTrust’s subsidiaries, investments in securities and for general corporate purposes

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Executing on Growth

Company Background Information

Unitary savings and loan holding company supervised by Federal Reserve Board with $999.0 million total assets as of December 31, 2011 Wholly owned subsidiary, Pacific Trust Bank (Bank), is a federal savings bank supervised by the OCC and insured by the FDIC Headquartered in Irvine, California, serving San Diego, Riverside, Orange and Los Angeles Counties Bank originally established in 1941 as Rohr Employees Federal Credit Union; 71 years of continuous operations Bank converted to a mutually owned federal savings bank in 2000 Concurrent with August 2002 IPO of First PacTrust, the Bank converted from mutual to stock ownership Raised net proceeds of $52.9 million from an equity offering and recruited experienced community banking team led by CEO, Gregory A. Mitchell, in 2010 Management has a record of successfully executing dual business strategies of organic growth and M&A Common stock trades on NASDAQ under ticker symbol “BANC”

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Executing on Growth

Geographic Footprint

14 deposit taking branch offices serving San Diego, Los Angeles, Orange, and Riverside Counties 19 deposit taking branch offices following completion of pending acquisitions of Beach Business Bank and Gateway Bancorp First PacTrust Bancorp, Inc. Beach Business Bank Gateway Bancorp

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Executing on Growth

2011 Summary Results

First PacTrust is executing on its plans and goals of strong organic growth, the development of a high value community banking franchise and positioning itself as “consolidator of choice” in California 2011 earnings impacted by resolution of legacy problem assets, execution of growth strategies, strengthening of ALLL coverage and DTA valuation allowance Full year 2011 pre-tax pre-provision earnings of $9.1 million1, adjusted for OREO charges Strong core growth with 15.9% year-over-year growth in total assets Company at $999.0 million at 12/31/11 vs $861.6 million at 12/31/10 Strong year-over-year organic loan and deposit growth with attractive pricing and credit metrics Net loans increased 14.4% to $775.6 million Lending platforms originated $199.1 million of new loans Deposits increased 21.7% to $786.3 million Aggressive efforts to resolve legacy asset quality issues have resulted in favorable outcomes with delinquencies: non-performing assets now at pre-crisis levels NPAs / Assets at 3.40% Strongly capitalized holding company with Tier-1 Risk-Based2 and Total Risk-Based Ratios2 at 24.49% and 25.68%, respectively, as if First PacTrust were required to hold those ratios Note: 1Refer to page 22 for the reconciliation of $2.7 million net loss to the pre-tax pre-provision earnings 2First PacTrust is not currently required to maintain any regulatory capital ratios and any ratios shown are only as if First PacTrust had to maintain regulatory capital similar to the rules of its subsidiary, Pacific Trust Bank

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Executing on Growth

Selected Historical Financial & Performance Data FYE 12/31 ($000) FYE 12/31 ($000) FYE 12/31 ($000) FYE 12/31 ($000) FYE 12/31 ($000) 2011 2010 2009 2008 2007 BALANCE SHEET Total Assets $999,041 $861,621 $893,921 $876,520 $774,720 Cash & Equivalents 44,475 59,100 34,596 19,237 21,796 AFS Securities 101,616 64,790 52,304 17,565 4,367 Net Loans 775,609 678,175 748,303 793,045 710,095 Deposits 786,334 646,308 658,432 598,177 574,151 Borrowings 20,000 75,000 135,000 175,000 111,700 Total Equity 184,495 136,009 97,485 98,723 84,075 INCOME STATEMENT Net Interest Income $29,140 $30,156 $28,690 $22,875 $16,864 Provision for Loan Losses 5,388 8,957 17,296 13,547 1,588 Noninterest Income 4,913 4,879 1,813 2,202 2,391 Noninterest Expense 31,689 22,217 15,901 13,522 14,082 Net Income / (Loss) (2,728) 2,825 (999) (529) 2,961 PERFORMANCE ROAA (0.31%) 0.32% (0.10%) (0.06%) 0.38% ROAE (1.70) 2.69 (0.66) (0.62) 3.54 Net Interest Margin 3.53 3.67 3.38 2.92 2.27 Efficiency Ratio 93.06 63.41 52.13 53.92 73.13 (Dollars in Thousands)

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Executing on Growth

Recent Capital Raising Activity

In November 2010, First PacTrust completed a private equity placement led by TCW and select institutional and other accredited investors. Transaction netted $52.9 million. In connection with the offering, First PacTrust issued warrants for 1,635,000 shares of nonvoting common stock at an exercise price of $11.00 per share A portion of the proceeds from the 2010 private equity offering was used in December 2010 to repurchase from the U.S. Treasury $19.3 million of TARP preferred stock plus 280,795 related warrants for $1.0 million in January 2011 In June 2011, First PacTrust completed an underwritten equity offering, including a concurrent offering to several existing investors, that raised net proceeds of approximately $27.0 million First PacTrust received a net preferred stock investment of $31.9 million from the U.S. Treasury in August 2011 under the Small Business Loan Fund Program (SBLF) First PacTrust had consolidated total Tier 1 equity1 of $185 million at December 31, 2011 Note: 1First PacTrust is not currently required to maintain any regulatory capital ratios and any ratios shown are only as if First PacTrust had to maintain regulatory capital similar to the rules of its subsidiary, Pacific Trust Bank

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Executing on Growth

FIRST pactrust BANCORP, INC.

Current & Consolidated Pro Forma Capital Ratios

Capital Ratios			
	Bank-Only	Consolidated Holding Company[1]	
	Actual 12/31/2011	Actual 12/31/2011	Pro Forma[2] 12/31/2011
Tangible Common Equity / Tangible Assets	13.00%	15.27%	10.00%
Core Capital Ratio	13.08	18.54	12.42
Tier 1 Risk-Based Capital Ratio	17.34	24.49	16.15
Total Risk-Based Capital Ratio	18.56	25.68	16.98

- Continued strong capital position at holding company and Bank
- First PacTrust maintains sufficient capital to support existing M&A commitments and organic growth

Notes:
[1]First PacTrust is not currently required to maintain any regulatory capital ratios and any ratios shown are only as if First PacTrust had to maintain regulatory capital similar to the rules of its subsidiary, Pacific Trust Bank
[2]Giving effect to pending Beach and Gateway transactions

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Executing on Growth

Summary of Pending Acquisition of Gateway Bancorp

In June 2011, First PacTrust entered into an agreement to purchase, for up to $17 million cash, Gateway Bancorp (Gateway), the privately held holding company for Gateway Business Bank, both headquartered in Los Angeles County Gateway Business Bank operates two banking offices, one in Los Angeles County and the other in Orange County, and had total assets of $201.6 million, total gross loans of $144.0 million, and total deposits of $173.2 million at 12/31/11 The acquisition includes Mission Hills Mortgage Bankers (Mission Hills), the 43 year old mortgage banking division of Gateway Business Bank Since 2006, Mission Hills has originated over $5.5 billion of mostly prime mortgages, most of which were sold servicing-released through correspondent relationships with money center banks. Mission Hills operates 23 retail mortgage production offices located in secondary markets throughout California, Northern Arizona, Washington and Oregon The acquisition is expected to close in 2012 Up to $14.5 million to-be-paid at closing with $2.5 million held in escrow to cover Mission Hills’ mortgage repurchase and other contingency risks

Executing on Growth

Summary of Pending Acquisition of Beach Business Bank

In August 2011, First PacTrust agreed to acquire Beach Business Bank (Beach), a state-chartered commercial bank established in 2004 that is headquartered in Manhattan Beach, CA At 12/31/2011, Beach had total assets of $305.1 million, total gross loans of $261.0 million, and total deposits of $251.1 million Beach operates three banking offices in Southern California: Manhattan Beach, Long Beach and Costa Mesa The acquisition is expected to close in the second quarter of 2012, subject to regulatory approval Pursuant to the merger agreement: Each share of Beach common stock will be converted into (i) 0.33 of a share of First PacTrust’s common stock, subject to certain adjustments, and (ii) $4.61 in cash In certain circumstances, including if the average value of a share of First PacTrust’s common stock is less than $13.50 for a period of time prior to the closing of the merger, the merger will be restructured and each share of Beach common stock will be converted into (i) $9.12 in cash and (ii) one warrant to purchase 0.33 of a share of First PacTrust’s common stock at an exercise price of $14.00 per share of First PacTrust’s common stock, exercisable for one year following completion of the merger Because the merger was not completed on or before April 2, 2012 due to the failure to obtain required regulatory approvals, the aggregate consideration payable to Beach shareholders will be increased by $100,000 for each month beginning on February 1, 2012 until the merger is completed. However, this additional consideration will not exceed the net income of Beach during the period beginning on February 1, 2012 and ending on the date of the completion of the merger.

Executing on Growth

Overall Loan Portfolio Summary

Legal lending limit is approximately $20.5 million At 12/31/2011, largest lending relationship had aggregate exposure of $11.7 million Note: 1Based on the 12/31/11 financials in the 8-K filed on April 10, 2012 for Gateway Bancorp and Beach Business Bank; excluding merger related adjustments Stand-Alone Loan Portfolio Pro Forma Loan Portfolio As a result of the acquisitions of Beach Business bank and Gateway Bancorp, First PacTrust’s loans will increase approximately $405 million1 through five key categories: C&I loans will increase approximately $120 million1 Commercial real estate and other related loans will increase approximately $120 million1 Construction and development loans will increase approximately $21 million1 1-4 family loans will increase approximately $34 million1 Loans held for sale will increase approximately $87 million1

Executing on Growth

Residential Mortgage Loan Portfolio

At 12/31/11, the $556.0 million outstanding loans secured by 1–4 family properties was comprised of $546.8 million (98.3%) secured by a first deed of trust and $9.2 million (1.7%) secured by junior liens Of the $546.8 million in 1-4 family residential mortgage first trust deed loans, $539.1 million (98.6%) were ARMs. Of the $9.2 million in outstanding junior lien mortgage, $8.9 million (96.3%) were ARMs Included in the residential mortgage portfolio are $247.5 million “Green Account” loans, which are effectively fully transactional HELOCs: first mortgage lines of credit with associated “clearing accounts” that allow for a broad range of direct and internet initiated deposit, withdrawal, and bill payment activity Included in the residential mortgage portfolio are nontraditional mortgage loans, which consist of $125.6 million interest-only and of $21.5 million “legacy” loans that allow for negative amortization. Negative amortization loans have not been originated since March 2006. Interest only loans are currently being offered.

Executing on Growth

Commercial and Multifamily Loan Portfolio

Primarily multifamily mortgages, but includes a limited number of loans financing and secured by small retail properties, hotels, motels, warehouses, and small office buildings All appraisals performed on a fee-basis by independent, state-licensed appraisers The largest multifamily or commercial real estate loan outstanding at 12/31/2011 had an outstanding principal balance of $10.6 million, and was secured by six 1-4 family properties located in San Diego County

Executing on Growth

C&D Loan Portfolio First PacTrust had no construction loans outstanding at 12/31/2011 First PacTrust had $2.4 million of land loans outstanding at 12/31/2011 of which $1.89 million were nonperforming

Executing on Growth

Investment Portfolio Summary

At 12/31/2011 First PacTrust’s investment portfolio included 54 securities totaling $101.6 million, all of which were held as AFS At 12/31/2011, $96.9 million of the securities portfolio (95.4%) had current ratings of AAA, AA or A, and $4.7 million (4.6%) were rated BBB 90.4% of the securities portfolio was comprised of private label RMBS, 5.6% were municipal bonds, and 4.0% were U.S. government agency and GSE bonds No particular issuer’s securities, other than the U.S. government and its agencies, were in excess of 10% of stockholder’s capital The estimated remaining average life was 3.0 years No other than temporary impairment charges was recorded

Executing on Growth

Selected Historical Asset Quality Data

NPAs at three year low Only $7.8 million of total substandard loans are delinquent 90 days or more ALLL to NPLs is at a five year high Nonaccrual loans are down significantly from the three prior years Of the $16.295 million1 of nonaccrual loans at December 31, 2011, only 36.8% were not performing in accordance to the terms of their respective notes, as modified; the balance, or 63.2%, were performing in accordance to the terms of their respective notes FYE 12/31 ($000) 2011 2010 2009 2008 2007 ASSET QUALITY METRICS NPAs / Total Assets 3.40% 5.27% 5.80% 5.06% 1.82% Allowance for Loan Losses / NPLs 66.38 37.70 28.33 41.35 44.16 Allowance for Loan Losses / Total Loans 1.62 2.12 1.72 2.26 0.87 NCOs/Average Loans 1.06 1.04 2.89 0.20 0.00 Nonaccrual Loans1 $16,295 $35,407 $40,587 $31,033 $12,432 Note: 1Net of specific reserves (Dollars in Thousands)

Executing on Growth

Deposit and Liability Funding Overview At December 31, 2011, the Bank had (i) no brokered deposits, and has limited future total brokered deposits to $20 million; and (ii) $20 million of outstanding FHLB advances scheduled to mature in 2012 with an average interest rate of 1.79% For the year ended 12/31/2011, the average total cost of interest bearing liabilities was 0.83% For the year ended 12/31/2011, the average total cost of interest bearing deposits was 0.73% Stand-Alone Deposit Portfolio Pro Forma Deposit Portfolio 1 Note: 1Pro forma as of 12/31/11 for pending Beach and Gateway transactions

Executing on Growth

Liquidity Overview

At December 31, 2011 the Bank had the ability to borrow an additional $130.3 million from the FHLB and $117.1 million from the Federal Reserve Bank For 2012, the Bank could dividend the sum of $1.8 million plus any net profits earned in 2012 to First PacTrust without prior regulatory approval At 12/31/2011, First PacTrust’s balance sheet was liability sensitive At 12/31/2011, First PacTrust’s cash and equivalents plus AFS securities amounted to 14.6% of total assets At 12/31/2011, First PacTrust (parent company only) had cash and equivalents and AFS securities of $46.5 million with no debt outstanding; double leverage was 69.3%

Executing on Growth

Summary

Demonstrated ability to grow the franchise Improved credit quality Strong capital position Strong liquidity position 2011 earnings impacted by resolution of legacy problem assets, execution of growth strategies, strengthening of ALLL coverage and DTA valuation allowance Improved quality of potential future earnings Lending platforms producing significant loan growth with attractive yields New branches delivering organic funding growth with lower cost of deposits Expect further NIM expansion as loan and deposit portfolios change composition in 2012

Appendices

Executing on Growth

This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures include tangible common equity, tangible assets and pre-tax pre-provision earnings. Tangible common equity is calculated by excluding preferred equity from shareholders’ equity and excluding any intangible assets (of which First PacTrust currently has none) from assets. First PacTrust believes that this is consistent with the treatment by First PacTrust’s regulatory agency, which excludes any intangible assets from the calculation of risk-based capital ratios. Accordingly, management believes that these non-GAAP financial measures provide information to investors that is useful in understanding the basis of First PacTrust’s risk-based capital ratios. Management also believes that pre-tax pre-provision earnings is a useful measure of assessing First PacTrust’s operating performance. Reconciliations of the non-GAAP measures to the comparable GAAP measures are provided below. Non-GAAP Financial Information The following table presents a reconciliation of tangible common equity to shareholders’ equity and tangible assets to total assets (dollars in thousands): Note: 1Pro forma as of 12/31/11 for pending Beach and Gateway transactions

Executing on Growth

12/31/11 Net income ($2,728) Add: Income tax expense (benefit) (296) Add: Provision for loan losses 5,388 Pre-tax pre-provision income $2,364 Add: Valuation allowance for OREO $4,843 Add: Loss on sale of OREO 760 Add: Operating expenses, net of rental income 1,176 Pre-tax pre-provision income, adjusted for OREO charges $9,143 The following table presents a reconciliation of net income to pre-tax pre-provision earnings (dollars in thousands): Non-GAAP Financial Information (Continued)